SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak 51371, Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Attached hereto and incorporated by reference herein are the following:

1) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended June 30, 2002, prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and the Israeli Securities Regulations (Periodic and Immediate Report), 1970 (the "Israeli Regulations"). These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its quarterly financial statements for the period ended June 30, 2002, the financial statements of Tefron prepared in accordance with Israeli GAAP and the Israeli Regulations.

   These financial statements are in addition to the financial statements of Tefron Ltd. for the three-month period ended June 30, 2002, prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on August 16, 2002.

2) Management's discussion and analysis of financial conditions and results of operations for the fiscal quarter ended June 30, 2002, with respect to the financial statements of Tefron prepared in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik,
Title: Controller

Date: September 4, 2002

TEFRON LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2002

TEFRON LTD,

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

UNAUDITED

INDEX

ERNST & YOUNG

Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors of
Tefron Ltd.

Re: **Review report of unaudited interim consolidated financial statements for the six and three months ended June 30, 2002**

At your request, we have reviewed the accompanying interim consolidated balance sheet of Tefron Ltd. as of June 30, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the six and three months then ended. The consolidated financial statements for previous periods were audited and reviewed by other auditors.

Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the abovementioned financial statements, reading minutes of shareholders' meetings and of the meetings of the board of directors and committees thereof and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an examination in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion on the aforementioned interim financial statements.

Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements in order for them to be in conformity with accounting principles generally accepted in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel
August 25, 2002

Kost Forer and Gabbay
KOST FORER & GABBAY
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2002	June 30, 2001	December 31, 2001
	Unaudited	Unaudited	Audited
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 3,068	$ 1,886	$ 5,078
Trade receivables, net	24,929	24,849	23,440
Other receivables	11,821	17,058	12,738
Inventories	24,885	28,975	25,122
	64,703	72,768	66,378
INVESTMENTS IN INVESTEE COMPANIES	468	(* 436	(* 517
FIXED ASSETS:			
Cost	154,733	(* 152,867	(* 152,358
Less - accumulated depreciation	48,036	38,920	43,229
	106,697	113,947	109,129
OTHER ASSETS:			
Goodwill	29,889	(* 48,236	(* 46,952
Deferred taxes	-	2,095	-
Advance to supplier of fixed assets	1,297	-	1,329
Other	294	(* 330	(* 314
	31,480	50,661	48,595
Total assets	$ 203,348	$ 237,812	$ 224,619

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30 2002	June 30 2001	December 31, 2001
	Unaudited	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank loans and overdrafts	$ 18,315	$ 22,191	$ 18,675
Current maturities of long-term debt:			
Bank	22,119	16,844	22,119
Capital leases	3,672	2,593	3,358
Trade payables	24,550	22,497	20,328
Other payables and accrued expenses	7,647	10,963	8,856
	76,303	75,088	73,336
LONG-TERM LIABILITIES:			
Bank loans	69,014	93,512	80,075
Capital leases	5,598	6,651	7,382
Deferred taxes	8,955	3,191	7,226
Accrued severance pay, net	1,763	1,541	1,577
	85,330	104,895	96,260
SHAREHOLDERS' EQUITY:			
Share capital -			
Ordinary shares of NIS 1 par value:			
Authorized - 50,000,000 shares			
Issued and outstanding - 13,409,566 shares	5,575	5,575	5,575
Deferred shares of NIS 1 par value:			
Authorized, issued and outstanding - 4,500 shares	1	1	1
Additional paid-in capital	62,810	62,810	62,810
Deferred compensation	-	(109)	(68)
Cumulative foreign currency translation adjustments	-	-	50
Retained earnings (accumulated deficit)	(19,263)	(3,040)	(5,937)
	49,123	65,237	62,431
Less - 997,400 Ordinary shares in treasury, at cost	(7,408)	(7,408)	(7,408)
Total shareholders' equity	41,715	57,829	55,023
Total liabilities and shareholders' equity	$ 203,348	$ 237,812	$ 224,619

The accompanying notes are an integral part of the consolidated financial statements

August 25, 2002
Date of approval of the financial statements

Y. SHIRAN
Chief Executive Officer and Director

G. ROZEN
Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
Sales	$ 89,852	$ 91,387	$ 49,658	$ 48,135	$ 188,949
Cost of sales	72,034	86,016	38,970	43,793	169,173
Gross profit	17,818	5,371	10,688	4,342	19,776
Selling expenses	5,053	6,130	2,246	3,113	12,434
General and administrative expenses	4,950	5,165	2,941	2,561	8,989
	10,003	11,295	5,187	5,674	21,423
Operating income (loss)	7,815	(5,924)	5,501	(1,332)	(1,647)
Financing expenses, net	2,977	5,449	1,284	2,643	9,396
Other expenses, net	5	-	1	-	843
Income (loss) before income taxes	4,833	(11,373)	4,216	(3,975)	(11,886)
Income taxes (tax benefit)	1,717	(2,981)	1,417	(1,010)	(837)
Income (loss) after income taxes	3,116	(8,392)	2,799	(2,965)	(11,049)
Equity in losses of an affiliate	233	-	95	-	240
Net income (loss) from ordinary Activities	2,883	(8,392)	2,704	(2,965)	(11,289)
Cumulative effect of change in accounting principle (Note 2)	16,209	-	-	-	-
Net income (loss) for the period	$ (13,326)	$ (8,392)	$ 2,704	$ (2,965)	$ (11,289)

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
Basic earning per share (Note 5):					
Earning (losses) per share from ordinary activities	$ 0.23	$ (0.68)	$ (0.28)	$ (0.24)	$ (0.91)
Loss per share from cumulative effect of change in accounting principle	(1.31)	-	-	-	-
Net earning (losses) per share	$ (1.08)	$ (0.68)	$ (0.28)	$ (0.24)	$ (0.91)
Diluted earning per share (Note 5):					
Earning (losses) per share from ordinary activities	$ 0.21	$ -	$ 0.20	$ -	$ -
Loss per share from cumulative effect of change in accounting principle	(1.17)	-	-	-	-
Net earning (losses) per share	$ (0.96)	$ -	$ 0.20	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of ordinary shares	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cumulative foreign currency translation adjustments	Deferred compensation	Treasury shares	Total
Balance as of January 1, 2002 (audited)	12,412,166	$ 5,576	$ 62,810	$ (5,937)	$ 50	$ (68)	$ (7,408)	$ 55,023
Amortization of deferred compensation	-	-	-	-	(50)	68	-	18
Net loss	-	-	-	(13,326)	-	-	-	(13,326)
Balance as of June 30, 2002 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ (19,263)	$ -	$ -	$ (7,408)	$ 41,715
Balance as of January 1, 2001 (audited)	12,412,166	$ 5,576	$ 62,810	$ 5,352	$ -	$ (137)	$ (7,408)	$ 66,193
Amortization of deferred compensation	-	-	-	-	-	28	-	28
Net loss	-	-	-	(8,392)	-	-	-	(8,392)
Balance as of June 30, 2001 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ (3,040)	$ -	$ (109)	$ (7,408)	$ 57,829
Balance as of April 1, 2002 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ *) (21,967)	$ -	$ -	$ (7,408)	$ *) 39,011
Amortization of deferred compensation	-	-	-	-	-	-	-	-
Net income	-	-	-	2,704	-	-	-	2,704
Balance as of June 30, 2002 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ (19,263)	$ -	$ -	$ (7,408)	$ 41,715
Balance as of April 1, 2001 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ (75)	$ -	$ (123)	$ (7,408)	$ 60,780
Amortization of deferred compensation	-	-	-	-	-	14	-	14
Net loss	-	-	-	(2,965)	-	-	-	(2,965)
Balance as of June 30, 2001 (unaudited)	12,412,166	$ 5,576	$ 62,810	$ (3,040)	$ -	$ (109)	$ (7,408)	$ 57,829
Balance as of January 1, 2001 (audited)	12,412,166	$ 5,576	$ 62,810	$ 5,352	$ -	$ (137)	$ (7,408)	$ 66,193
Foreign currency translation adjustments	-	-	-	-	50	-	-	50
Amortization of deferred compensation	-	-	-	-	-	69	-	69
Net loss	-	-	-	(11,289)	-	-	-	(11,289)
Balance as of December 31, 2001 (audited)	12,412,166	$ 5,576	$ 62,810	$ (5,937)	$ 50	$ (68)	$ (7,408)	$ 55,023

*) Restated - Note 3.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
Cash flows from operating activities:					
Net income (loss)	$ (13,326)	$ (8,392)	$ 2,704	$ (2,965)	$ (11,289)
Adjustments to reconcile net income (loss) to net cash provided by operating activities (a)	24,097	12,723	3,458	12,185	26,486
Net cash provided by operating activities	10,771	4,331	6,162	9,220	15,197
Cash flows from investing activities:					
Investment in fixed assets	(1,355)	(3,889)	(587)	(2,064)	(6,475)
Investment grants received	1,627	235	522	-	5,732
Proceeds from sale of fixed assets	72	133	72	133	-
Investment in investee company	(234)	(1,216)	(234)	(1,216)	(1,487)
Net cash provided by (used in) invesing activities	110	(4,737)	(227)	(3,147)	(2,230)
Cash flows from financing activities:					
Repayment of long-term bank loans	(11,060)	(3,346)	(3,002)	(2,172)	(8,110)
Payment under capital lease	(1,800)	(1,244)	(977)	(615)	(3,146)
Receipt under capital lease	330	-	-	-	-
Increase (decrease) short-term bank credit, net	(361)	2,463	(2,405)	(2,920)	(1,052)
Net cash used in financing activities	(12,891)	(2,127)	(6,384)	(5,707)	(12,308)
Increase (decrease) in cash and cash equivalents	(2,010)	(2,533)	(449)	366	659
Cash and cash equivalents at beginning of period	5,078	4,419	3,517	1,520	4,419
Cash and cash equivalents at end of period	$ 3,068	$ 1,886	$ 3,068	$ 1,886	$ 5,078

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
(a) Adjustments to reconcile net income (loss) to net cash provided by operating activities					
Income and expenses not involves operating cash flows:					
Goodwill write-off	$ 16,209	$ -	$ -	$ -	$ -
Depreciation and amortization	5,671	6,226	2,666	3,010	12,227
Severance pay, net	186	422	89	200	458
Deferred taxes, net	1,717	(2,966)	1,417	(995)	(837)
Equity in losses of an affiliate	233	-	95	-	240
Loss (gain) on disposal of fixed assets	(16)	-	(16)	-	915
Other	-	28	-	28	-
Changes in operating assets and liabilities:					
Decrease (increase) in trade receivables	(1,489)	2,555	(7,394)	1,193	3,964
Decrease (increase) in other receivables	(1,154)	3,527	179	1,667	5,655
Decrease (increase) in inventories	237	4,022	(43)	2,183	7,875
Increase (decrease) in trade payables	3,712	(387)	4,882	2,158	(1,200)
Increase (decrease) in other payables and accrued expenses	(1,209)	(704)	1,583	2,741	(2,811)
	$ 24,097	$ 12,723	$ 3,458	$ 12,185	$ 26,486

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands

NOTE 1:- BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in conformity with accounting principles generally accepted in Israel relating to the provision of interim financial information, and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the Company's audited financial statements and notes for the year ended December 31, 2001.

NOTE 2:- GOODWILL

The Company applies Opinion No. 57 – Consolidated Financial Laws and Accounting of the Institute of Certified Public Accountants in Israel. With respect to the assets impairment examination, the practice in Israel was to rely on the recommendations of SFAS No. 121 – Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with the aforesaid Standard, the impairment is examined by comparing the asset's book value against the uncapitalized amount of estimated expected further cash flows.

SFAS No. 142 - Goodwill and Other Intangible Assets effective for fiscal years beginning at December 15, 2001, has superseded SFAS No. 121 with regard to impairment of goodwill.

Therefore, the Company, in order to examine the impairment loss applied IAS No. 36 - Impairment of Assets, as of the beginning of the year.

In accordance with IAS No. 36, an asset is impaired when the carrying amount of the asset exceeds its recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

The transitional impairment loss of $ 16,209 is recognized as the cumulative effect of a change in accounting principle as at January 1, 2002, in the Company's statement of income.

U.S. dollars in thousands

NOTE 3: - CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

The Company applied IAS No. 36 - Impairment of assts as of the beginning of the year (see Note 2).
The effect of the change in accounting principle in the financial statements is:

	As reported before	Change	As reported in those financial statements
Share holders equity as of March 31, 2002	55,003	(15,992)	39,011

NOTE 4: - INVENTORIES

Inventories are composed of the following:

	June 30		December 31
	2002	2001	2001
	Unaudited		Audited
Raw materials, accessories and packaging materials	$ 10,009	$ 11,222	$ 10,221
Work in progress	9,472	9,434	7,441
Finished products	5,404	8,319	7,460
	$ 24,885	$ 28,975	$ 25,122

NOTE 5: - EARNING PER SHARE

	Six months ended June 30 2002	Three months ended June 30, 2002
	Thousands of shares	
Number of shares:		
Basic earning	12,412	12,412
Effect of dilutive options	1,401	1,401
Dilutive earning	13,813	13,813

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
Sales (1)	$ 394	$ 119	$ 220	$ (105)	$ 694
Cost of sales (2)	(1,217)	(1,228)	(602)	(610)	(2,517)
Selling, general and Administrative expenses	(103)	(51)	(53)	(9)	(530)

(1) Sales to local market through a subsidiary Company's principle shareholders, Macpell Industries Ltd.

(2) Primarily rental payments, through a subsidiary Company's principal shareholder, Macpell Industries Ltd.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Tefron Ltd. (the "Company") manufactures boutique-quality everyday intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Calvin Klein, Nike, DIM and Schiesser. Through the utilization of manufacturing technologies and techniques developed or refined by the Company, the Company is able to mass-produce boutique-quality garments featuring unique designs tailored to its customers' individual specifications at competitive prices. The Company's product line includes knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits, primarily for women.

The Company has developed the Hi-Tex manufacturing process in furtherance of the Company's strategy of streamlining its manufacturing process. This process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, enabling the production of garments with unique designs and styles, as well as a consistently high level of quality that has not been duplicated with any traditional manufacturing process.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Three Months Ended June 30, 2002 Compared with Three Months Ended June 30, 2001

Sales. Sales increased by 3.2% to $49.7 million in the second quarter of 2002 as compared with $48.1 million in the second quarter of 2001 This increase was primarily attributable mainly to an increase in sales to Victoria's Secret & Nike.

Cost of sales. Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead related to the Company's manufacturing operations. Cost of sales decreased by 11.0% to $40.0 million in the second quarter of 2002 as compared with $43.8 million in the second quarter of 2001. As a percentage of sales, cost of sales decreased to 78.5% in the second quarter of 2002 as compared to 91% in the second quarter of 2001. This decrease was primarily due to the allocation of fixed production costs to increased production volumes and to the successful lowering of the quarterly breakeven level to slightly less than $40 million by shifting sewing operations to lower labor cost facilities in Jordan and reducing other manufacturing and operating costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales and marketing, administration, finance and management activities, freight, foreign travel and other administrative costs. Selling, general and administrative expenses decreased by 11.0% to $4.8 million in the second quarter of 2002 as compared to $5.4 million in the second quarter of 2001. As a percentage of sales, selling, general and administrative expenses decreased to 9.6% in the second quarter of 2002 as compared to 11.1% in the second quarter of 2001. The decrease was primarily due to the application of the fixed costs over larger sales and to the implementation of tight cost saving procedures, delivery on time by the Company and, as a result of the adoption by the Company of SFAS 142, there was no goodwill amortization in the second quarter of 2002.

Financing Expenses (Income), Net. Financing expenses decreased to $1.3 million in the second quarter of 2002 as compared to $2.6 million in the second quarter of 2001. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

Income Taxes. For accounting purposes, tax expense for the second quarter totaled $1.4 million as compared to tax benefits of $1.0 million in the second quarter of 2001 as a result of $5.9 million pretax income in the second quarter of 2002 as compared to a pretax loss of $3.7 million in the second quarter of 2001.

Six Months Ended June 30, 2002 Compared with Six Months Ended June 30, 2001

Sales. Sales decreased by 1.8% to $89.9 million in the first six months of 2002 as compared to $91.4 million in the first six months of 2001. This decrease was primarily attributable to the current economic environment and the continuing soft retail market conditions in the U.S

Cost of sales. Cost of sales decreased by 16.3% to $72.0 million in the first six months of 2002 as compared with $86.0 million in the first six months of 2001. As a percentage of sales, cost of sales decreased to 80.2% in the first six months of 2002 as compared with 94.1% in the first six months of 2001. This decrease was primarily due to a decrease in sales and to the Company's successful lowering of the quarterly breakeven level to slightly less than $40 million by shifting sewing operations to lower labor cost facilities in Jordan and reducing other manufacturing and operating costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 14.1% to $9.1 million in the first six months of 2002 as compared with $10.7 million in the first six months of 2001. As a percentage of sales, selling, general and administrative expenses decreased to 10.2% in the first six months of 2002 as compared with 11.7% in the first six months of 2001. This decrease, despite lower sales, was primarily due to the implementation of tight cost saving procedures, delivery on time by the Company and, as a result of the adoption by the Company of SFAS 142, there was no goodwill amortization in the first six months of 2002.

Financing Income (Expenses), Net. Financing expenses, net were $3.0 million in the first six months of 2002 as compared to $5.4 million in the first six months of 2001. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

Income Taxes. For accounting purposes, tax expense for the first six months of 2002 were $1.7 million as compared to tax benefits of $3.0 million the first six months of 2001 as a result of $5.7 million pretax income in the first six months of 2002 as compared to a pretax loss of $10.7 million in the first six months of 2001.

E***xtraordinary expense*** . To comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142, the Company had a goodwill impairment loss of $18.8 million and reported it as cumulative effect of change in accounting principle as of January 1,2002.

Liquidity and Capital Resources

The Company generated $10.8 million of cash flow from operations during the first half of 2002, which were used to retire $11.0 million of bank loans. The Company received during that period the sum of $1.6 million in government grants which were primarily used to finance investments in fixed assets. At June 30, 2002, the Company had cash and cash equivalents of $3.1 million, as compared to $1.9 million a year earlier.